UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-298599

CADELER PLC
(Translation of registrant's name into English)

Avocet Court
8 Central Avenue
St. Andrews Business Park
Norwich, Norfolk NR7 0HR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Press Release

Norwich, United Kingdom, 11 November 2026 – Cadeler today announces that it has signed an exclusivity agreement with an undisclosed client for wind turbine and foundation installation at a large-scale offshore wind farm in the UK.

The installation campaign is expected to commence around 2030, with the foundations campaign to be executed using an A-Class vessel and an O-Class vessel, and the wind turbines to be installed by a P-Class vessel.

This agreement reflects the importance of securing installation capacity early in the development of large-scale offshore wind projects.

Mikkel Gleerup, CEO of Cadeler, comments: “We are very pleased to announce this significant project, which is another important endorsement of the capabilities of our fleet, the experience of our people and Cadeler’s ability to deliver increasingly large and complex offshore wind projects.”
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For further information, please contact:

Cadeler Press Office
press@cadeler.com

Mikkel Gleerup
CEO, Cadeler
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds
EVP & CLO, Cadeler
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler:
Cadeler plc (Cadeler) is a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on both the New York Stock Exchange and the Oslo Stock Exchange, under the ticker “CDLR”. For more information, please visit www.cadeler.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2026                 CADELER PLC
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer

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